FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Fiscal 2007 Year End Financial Results
TORONTO, ON, September 12, 2007 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2007.
Selected Highlights
During fiscal 2007 and up to the date of this press release, the Company achieved the following significant milestones:
ELND005/AZD-103 – Alzheimer’s Disease:
•	Clinical Data Results: On August 30, 2007, the Company Announced Completion of Multiple Phase I Clinical Studies with Alzheimer’s Disease Drug Candidate ELND-005/AZD-103. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

•	FDA Granted Fast Track Designation for Alzheimer’s Disease Drug Candidate ELND-005/AZD-103 which is being developed in collaboration with Elan Pharma International Limited (“Elan”)for the treatment of Alzheimer’s disease.

•	Transition and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND-005/AZD-103. Under the terms of the agreement, Transition has received an upfront payment of US$7.5 million and will receive an additional upfront payment of US$7.5 million in calendar 2007. Dependent upon the successful development, regulatory and commercial launch of ELND-005/AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million and will share the costs of development and profits from commercialization;
I.N.T.™ - Diabetes:
•	Clinical Data Results:

On June 28, 2007, the Company Announced Final Results from the Exploratory Phase IIa E1-I.N.T.™ Clinical Trial. A 4-Week Therapy with E1-I.N.T.™ Lead to Sustained Reductions in Blood Glucose Levels for 6 Months Post-treatment in Type 2 Diabetes Patients. In the E1-I.N.T.™ treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-

treatment. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.™. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I.N.T.™ therapy could provide patients significant clinical benefit in excess of six months.
On March 5, 2007, Transition Released Positive Interim Data from E1-I.N.T.™ Clinical Trials in Type 1 and Type 2 Diabetes. Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.™ significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones (TZD). In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
•	Transition received the remaining US$750,000 of the US$1 million relating to the amended I.N.T.™ license agreement between the Company and Novo Nordisk A/S (“Novo Nordisk”) which restated the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. ™ program and the Company regains exclusive ownership and rights to all other I.N.T.™ programs, including GLP1-I.N.T.™;

•	The Company and the Juvenile Diabetes Research Foundation International (“JDRF”), located in the United States, entered into an agreement in which the JDRF will provide milestone driven funding of up to US$4 million to assist in the expedited development of GLP1-I.N.T.™ over a two year period.
Corporate Development
•	On August 20, 2007 the Company’s common shares began trading on the NASDAQ Capital Market under the symbol “TTHI”. The Company’s common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ;

•	On July 9, 2007 the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The share consolidation was effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price.

•	On July 11, 2007 the Company completed a private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of approximately $25,000,000 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC, and a large Boston based investment management company. The Company has incurred total share issuance costs to date of $1,023,596, resulting in net cash proceeds of $23,976,404;

•	On November 8, 2006 the Company completed a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000 from two funds managed by Great Point Partners, LLC. The Company incurred total share issuance costs of $1,035,249, resulting in net cash proceeds of $23,964,751;

•	Received the second anniversary payment of $400,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc (“SCT”);

•	Extinguished the indebtedness assumed related to the November 2005 Protana asset purchase.
Strategic Acquisition
•	On June 1, 2007, the Company completed the acquisition of 100% of the outstanding common shares of NeuroMedix Inc. (“NeuroMedix”), a central nervous system (“CNS”) focused biotechnology company. NeuroMedix’s lead compound, Minozac, has been shown to prevent neuronal dysfunction in animal models of Alzheimer’s disease and traumatic brain injury.
“This year has been marked by the achievement of many significant milestones in the growth of the company including the clinical advancement of ELND-005/AZD-103 with our partner Elan, positive clinical data from the Phase IIa trials with our diabetes product, E1-I.N.T., Transition’s move to the NASDAQ and raising $50 million to strengthen our financial position,” said Dr. Tony Cruz, Chairman and CEO of Transition. “Looking forward, the company is focused on continued growth through the advancement of its current lead programs and the introduction of new programs into preclinical and clinical development.”
Pipeline Review
ELND-005/AZD-103 for Alzheimer’s Disease
Transition’s lead Alzheimer’s disease compound ELND-005/AZD-103 is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.
In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND-005/AZD-103.
In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND-005/AZD-103 which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.
On August 30, 2007, the Company announced the completion of Phase I Clinical Studies with ELND-005/AZD-103. Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND-005/AZD-103 in healthy volunteers. Approximately 110 subjects have been exposed to ELND-005/AZD-103 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND-005/AZD-103 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND-005/AZD-103 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease. The next steps in the development of ELND-005/AZD-103 will be submission of data supporting Phase II studies to the FDA. Transition and Elan anticipate starting Phase II by the end of calendar 2007 or early 2008.
I.N.T.TM Technology for Diabetes
E1- I.N.T.TM
Transition’s first Islet Neogenesis Therapy product, E1-I.N.T.TM, a combination of Transition’s epidermal growth factor analogue (“E1”) and gastrin analogue (“G1”), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.™ is safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.™ in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.™ treatments with a six-month follow-up.
In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.™ therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.
On June 28, 2007, the Company announced final results from the exploratory Phase IIa E1-I.N.T.™ clinical trial. A 4-week therapy with E1-I.N.T.™ lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the E1-I.N.T.™ treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with E1-I.N.T.™. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with E1-I.N.T.™ therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with E1-I.N.T.™ resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that E1-I.N.T.™ therapy could provide patients significant clinical benefit in excess of six months.
These clinical data support the potential of gastrin as a therapeutic in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.™ (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrins and DPP-IV inhibitors. Transition will continue the development of these combination therapies into clinical trials with type 1 and type 2 diabetes patients.
GLP1- I.N.T.TM
Transition’s second Islet Neogenesis Therapy product, GLP1- I.N.T.™ is a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 (“GLP-1”), with G1. The Company will perform additional safety and tolerability studies in humans in preparation for Phase II clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.™ over the next two years.
Sustaining Financial Strength
During the year ended June 30, 2007, the Company strengthened its cash position by completing an offering for 2,986,867 common shares for net cash proceeds of $23,964,751. Subsequent to the end of the year, the Company further strengthened its cash position by completing another private placement, issuing 1,736,107 common shares resulting in net cash proceeds of $23,976,404. The Company’s cash and cash equivalents and short-term investments were $34,368,142 at June 30, 2007. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2011.
Financial Review
For the year ended June 30, 2007, Transition recorded a net loss of $16,961,790 ($0.87 per common share) compared to a net loss of $23,018,090 ($1.53 per common share) for the fiscal year ended June 30, 2006.
Research and development expenses excluding amortization of intangibles decreased to $9,839,170 for the fiscal year ended June 30, 2007 from $11,060,455 for the same period in 2006. The decrease of $1,221,285 or 11% was primarily the result of a reduction in research and development expense resulting from expense reimbursements from Elan, Novo Nordisk and the JDRF, as well as a decrease in clinical program expenses relating to the Company’s E1-I.N.T.™ and I.E.T. clinical trials which were both completed during fiscal 2007. The decrease is partially offset by costs incurred to advance ELND-005/AZD-103 through Phase I clinical trials and for pre-clinical research studies supporting the GLP1-I.N.T.™ program.
General and administrative expenses increased to $5,317,524 for the fiscal year ended June 30, 2007 from $3,140,800 for the fiscal year ended June 30, 2006. This increase of $2,176,724 or 69% primarily resulted from increased professional fees associated with the Nasdaq listing, the Elan co-development agreement, expenses relating to the amalgamation of various subsidiaries, increased corporate development costs, option expense, and an increase in salaries incurred to strengthen the finance and management teams.

Amortization for the year ended June 30, 2007 decreased by $2,740,015 or 29% to $6,823,259 as compared to $9,563,274 for the year ended June 30, 2006. The decrease in amortization expense is primarily due to the Waratah technology being fully amortized early in the third quarter of fiscal 2007. This decrease was partially off set by the full year impact of the amortization relating to the products, patents and technologies acquired from ENI as well as the amortization of the NeuroMedix technology acquired May 9, 2007.
Interest income, net for the fiscal year ended June 30, 2007, was $1,226,099 as compared to $350,380 for the fiscal year ended June 30, 2006. The increase in interest income, net of $875,719 primarily resulted from increased cash balances due to the November 2006 private placement and the upfront payment received from Elan.
Recovery of future income taxes for the year ended June 30, 2007 increased by $1,631,901 or 149% to a recovery of $2,729,422 as compared to a recovery of $1,097,521 for the year ended June 30, 2006. The majority of the increase in recovery of future income taxes for fiscal 2007 is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity. Additional future income tax recovery also arose from changes in temporary differences.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/AZD-103 for the treatment of Alzheimer’s disease and regenerative therapies E1-I.N.T.™ and GLP1-I.N.T.™ for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the company, please visit www.transitiontherapeutics.com.
Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
As at June 30
(in Canadian dollars)

	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	1,377,387	4,074,582
Short-term investments	32,990,755	10,930,855
Receivables	741,607	371,663
Investment tax credits receivable	559,405	1,176,066
Research inventory	—	587,501
Prepaid expenses and deposits	519,937	469,956
Assets held for sale	—	381,948

Total current assets	36,189,091	17,992,571
Long-term research inventory	—	2,638,098
Capital assets, net	1,174,028	1,596,643
Intangible assets	26,632,609	21,900,712

	63,995,728	44,128,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,866,655	3,396,013
Due to Elan Pharma International Limited	697,743	—
Current portion of long-term debt	—	292,124
Current portion of deferred revenue and advances	131,244	657,541
Current portion of obligation under capital leases	—	18,390

Total current liabilities	3,695,642	4,364,068
Deferred revenue and advances	9,885,733	1,596,727
Obligation under capital leases	—	30,401
Leasehold inducement	91,456	102,888
Future tax liability	—	2,729,422

Total liabilities	13,672,831	8,823,506

Commitments
Guarantees
Subsequent events
Shareholders’ equity
Share capital
Common shares	133,988,318	99,563,853
Contributed surplus	4,487,752	4,469,987
Stock options	1,538,396	774,858
Deficit	(89,691,569)	(69,504,180)

Total shareholders’ equity	50,322,897	35,304,518

	63,995,728	44,128,024

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended June 30
(in Canadian dollars)

	2007	2006
	$	$

REVENUES
Milestone revenue	552,650	—
Upfront and licensing fees	131,244	131,244
Management fees from ENI	—	239,930

	683,894	371,174

EXPENSES
Research and development	9,839,170	11,060,455
General and administrative	5,317,524	3,140,800
Amortization	6,823,259	9,563,274
Foreign exchange loss (gain)	6,875	(82,043)
Loss on disposal of capital assets and assets held for sale	14,377	58,034

	22,001,205	23,740,520

Loss before the following	(21,317,311)	(23,369,346)
Interest income, net	1,226,099	350,380
Equity loss in affiliate	—	(477,723)
Gain (losses) of company transferred under contractual arrangement	400,000	(618,922)

Loss before income taxes	(19,691,212)	(24,115,611)
Future income taxes recovery	2,729,422	1,097,521

Net loss for the year	(16,961,790)	(23,018,090)

Deficit, beginning of year, As originally stated	(69,504,180)	(46,486,090)
Adjustment for change in accounting policy related to research inventory	(3,225,599)	—

Deficit, beginning of year, as restated	(72,729,779)	(46,486,090)

Deficit, end of year	(89,691,569)	(69,504,180)

Basic and diluted net loss per common share	$(0.87)	$(1.53)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2007 and 2006
(in Canadian dollars)

	Number of	Share	Contributed	Stock		Exchange	Total	Shareholders’
	Shares	Capital	Surplus	Options	Warrants	Rights	Deficit	Equity

		$	$	$	$	$	$	$
Balance, July 1, 2005	13,344,007	77,254,351	2,811,966	743,628	486,615	388,000	(46,486,090)	35,198,470
Share issued for purchased assets of Protana, net	222,222	1,184,569	—	—	—	—	—	1,184,569
Issued pursuant to bought deal financing, net	1,730,556	9,648,600	—	—	—	—	—	9,648,600
Issued on exercise of Exchange Rights	137,733	1,009,437	—	—	—	(145,500)	—	863,937
Exchange Rights expired unexercised	—	—	242,500	—	—	(242,500)	—	—
Expiry of share purchase warrants	—	—	486,615	—	(486,615)	—	—	—
Issued on acquisition of ENI, net	2,109,479	10,727,317	—	—	—	—	—	10,727,317
Issued to acquire patent portfolio	46,055	286,000	—	—	—	—	—	286,000
Cancellation of shares issued to ENI	(98,328)	(559,475)	559,475	—	—	—	—	—
Stock options exercised	2,545	13,054	—	(5,038)	—	—	—	8,016
Stock options expired	—	—	369,431	(369,431)	—	—	—	—
Stock-based compensation expense	—	—	—	405,699	—	—	—	405,699
Net loss for the year	—	—	—	—	—	—	(23,018,090)	(23,018,090)

Balance, June 30, 2006	17,494,269	99,563,853	4,469,987	774,858	—	—	(69,504,180)	35,304,518

Adjustment to opening retained earnings for change in accounting policy related to research inventory	—	—	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	—	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	—	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	—	—	9,858,143
Net loss for the year	—	—	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	—	—	(89,691,569)	50,322,897

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30
(in Canadian dollars)

	2007	2006
	$	$

OPERATING ACTIVITIES
Net loss for the year	(16,961,790)	(23,018,090)
Add (deduct) items not involving cash:
Amortization of:
capital assets	317,780	387,274
intangible assets	6,748,787	9,477,808
leasehold inducement	(11,432)	—
Leasehold inducement	—	102,888
Write-off of research inventory	387,667	296,687
Recovery of future income taxes	(2,729,422)	(1,097,521)
Stock-based compensation expense	1,002,480	405,699
Equity loss in ENI	—	477,723
(Gain) losses of company transferred under contractual arrangement	(400,000)	618,922
Loss on disposal of capital assets and assets held for sale	45,073	58,034
Management fees from ENI	—	(239,930)
Foreign exchange loss (gain)	8,583	(36,012)
Net change in operating assets and liabilities	6,792,452	232,953

Cash used in operating activities	(4,799,822)	(12,333,565)

INVESTING ACTIVITIES
Maturity of short-term investments	108,271,169	21,034,531
Purchase of short-term investments	(130,361,807)	(17,781,638)
Proceeds from disposal of short-term investments	30,738	—
Acquisition of Protana assets	—	(3,109,756)
Proceeds from assets held for sale	265,401	2,118,220
Investment in ENI	—	(381,062)
Purchase of capital assets	(49,526)	(234,919)
Purchase of intangible assets	(345,425)
Proceeds on disposal of capital assets	60,754	3,573
Net cash received under contractual arrangement	400,000	475,000
Cash received on acquisition of ENI	—	1,040,471
ENI acquisition costs	—	(253,296)
Cash received on acquisition of NMX	109,730	—
NMX acquisition costs	(322,842)	—

Cash provided by (used in) investing activities	(21,941,808)	2,911,124

FINANCING ACTIVITIES
Proceeds from bought deal financing, net	—	9,648,600
Repayment of long term debt	(300,707)	(2,740,795)
Repayment of obligation under capital leases	—	(17,019)
Proceeds from issuance of common shares, net	24,345,142	8,016

Cash provided by (used in) financing activities	24,044,435	6,898,802

Net increase (decrease) in cash and cash equivalents during the period	(2,697,195)	(2,523,639)
Cash and cash equivalents, beginning of period	4,074,582	6,598,221

Cash and cash equivalents, end of period	1,377,387	4,074,582

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com